KLABIN S.A.
Rua Formosa 367
01075-900 São Paulo
Brasil

tel +55 11 3225 4000

Klabin

82-34628

02060037

02 NOV 25 AM 10:10

São Paulo, November 22, 2002.

Ms. Anne Marie Tierney
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: KLABIN S.A.

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

SUPPL

Dear Madam:

Please find enclosed herewith the Quarterly Information (ITR) of the period ended on September 30, 2002.

Very truly yours,

Maria Elizabeth Toledo Pacheco
Legal Department

dlw 11/27

(A free translation of the original in Portuguese)

Klabin S.A.

Report of Independent Accountants on the Limited Review of Quarterly Information (ITR)
September 30, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1400
Torre Torino
Caixa Postal 61005
05001-400 São Paulo, SP - Brasil
Telefone (11) 3674-2000

(A free translation of the original in Portuguese)

Report of Independent Accountants on the Limited Review

October 30, 2002

To the Board of Directors and Stockholders
Klabin S.A.

1 We have carried out limited reviews of the Quarterly Information (ITR) of Klabin S.A. (formerly Klabin Riocell S.A.) for the quarters ended September 30, 2002 and 2001 and June 30, 2002. This information is the responsibility of Company management. The reviews of the accounting information for the quarter and nine-month period ended September 30, 2002, relating to the jointly-controlled companies Klabin Kimberly S.A. and KCK Tissue S.A., the investments in which are stated on the equity method of accounting, were conducted by other independent accountants. Our report, insofar as it relates to the amounts of these investments at September 30, 2002, of R$ 125,321 thousand (Klabin Kimberly S.A.) and of R$ 16,263 thousand (KCK Tissue S.A.), and the losses arising therefrom for the nine-month period then ended, of R$ 9,966 thousand (loss - Klabin Kimberly S.A.) and of R$ 7,377 thousand (profit - KCK Tissue S.A.), is based solely on the reports of the other independent accountants.

2 Our reviews were carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON) in conjunction with the Federal Accounting Council (CFC) and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

October 30, 2002
Klabin S.A.

3 As mentioned in Note 10(h), Klabin S.A. has not complied with certain financial covenants included in its loan contracts.

4 Based on our limited reviews and on the reports of other independent accountants, except for the possible effects of the matter mentioned in paragraph 3 above, we are not aware of any significant adjustments which should be made to the quarterly information referred to in paragraph 1 in order that such information be stated in conformity with accounting principles determined by Brazilian corporate legislation applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

5 During the year ended December 31, 2001, as part of the corporate restructuring of the Klabin group companies, various mergers were carried out which significantly altered the financial position of Klabin S.A. and affected the comparability of the accounting information included in the statements of operations for the quarters ended September 30, 2002 and 2001. Explanations and information to facilitate an understanding of this process and its implications on the consolidated financial statements of the Klabin group companies are included in Notes 1 and 2 to the quarterly information.

6 Klabin S.A. and its subsidiaries have investments in companies located in Argentina and accounts receivable from customers in that country, whose consolidated balances at September 30, 2002 totaled R$ 49,990 thousand and R$ 83,303 thousand, respectively, as well as loans denominated in foreign currency in that country, totaling R$ 28,396 thousand. As mentioned in Note 11 to the quarterly information, it is impracticable in the current circumstances to determine the possible effects on the company's business, on the realization of its assets or on the payment of its loans, which may result from the recent economic measures adopted by the Government of Argentina.

PRICEWATERHOUSECOOPERS

October 30, 2002
Klabin S.A.

7 Management's plans to comply with its short-term financial obligations, to extend the maturities of its indebtedness and to strengthen its working capital are mentioned in Note 10(g). In view of the matters mentioned in Notes 10(g) and (h) and considering the need for stabilizing its financial position, the company's ability to continue as a going concern depends on a successful implementation of these plans. The Quarterly Information referred to in paragraph 1 above was prepared in accordance with accounting principles applicable to companies operating as a going concern. The financial statements do not include any adjustments that might result from the uncertainties regarding the outcome of management's plans.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Cesar Estevão Netto
Partner
Contador CRC 1RJ026365/T-6 "T" SP 002331

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR) 9/30/2002
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited
Corporate Legislation

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45
4 – STATE REGISTRATION NUMBER (NIRE)		
35300188349		

01.02 – HEAD OFFICE

1 – ADDRESS				2 – SUBURB OR DISTRICT		
RUA FORMOSA Nº 367 – 12º ANDAR				CENTRO		
3 – POSTAL CODE		4 - MUNICIPALITY			5 – STATE	
01075-900		SÃO PAULO			SP	
6-AREA CODE	7 – TELEPHONE	8 – TELEPHONE		9 – TELEPHONE	10 – TELEX	
011	3225-4000					
11-AREA CODE	12 – FAX	13 – FAX		14 – FAX		
011	3225-4241					
15 – E-MAIL						
klabin@klabin.com.br						

01.03 – INVESTOR RELATIONS OFFICER (Company Mail Address)

1 – NAME						
RONALD SECKELMANN						
2 – ADDRESS				3 – SUBURB OR DISTRICT		
RUA FORMOSA Nº 367 – 12º ANDAR				CENTRO		
4 – POSTAL CODE		5 – MUNICIPALITY			6 – STATE	
01075-900		SÃO PAULO			SP	
7-AREA CODE	8 – TELEPHONE	9 – TELEPHONE		10 – TELEPHONE	11 – TELEX	
011	3225-4019					
12-DDD	13 – FAX	14 – FAX		15 – FAX		
011	3225-4241					
16 – E-MAIL						
rseckelmann@klabin.com.br						

01.04 – GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1 – BEGINNING	2 – END	3 – NUMBER	4 – BEGINNING	5 – END	6 – NUMBER	7 – BEGINNING	8 - END
1/1/2002	12/31/2002	3	7/1/2002	9/30/2002	2	4/1/2002	6/30/2002
9 – INDEPENDENT ACCOUNTANT						10 – CVM CODE	
PricewaterhouseCoopers Auditores Independentes						00287-9	
11 – PARTNER RESPONSIBLE					12 – INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE		
Paulo Cesar Estevão Netto					018.950.957-00		

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR) 9/30/2002
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited
Corporate Legislation

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

01.05 – CAPITAL COMPOSITION

Number of shares (Units)	1 – CURRENT QUARTER 9/30/2002	2 – PRIOR QUARTER 6/30/2002	3 – SAME QUARTER IN PRIOR YEAR 9/30/2001
Paid-up Capital			
1 – Common	317,049,392	317,049,392	176,479,755
2 – Preferred	601,750,949	601,750,949	316,121,949
3 – Total	918,800,341	918,800,341	492,601,704
Treasury Stock			
4 – Common	221,829	221,829	0
5 – Preferred	895,383	895,383	0
6 – Total	1,117,212	1,117,212	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 – TYPE OF COMPANY Commercial, Industrial and Other
2 – SITUATION Operating
3 – NATURE OF OWNERSHIP Private National
4 – ACTIVITY CODE 1160100 – Paper and pulp industry
5 – MAIN ACTIVITY Paper, pulp, packaging, forestation and reforestation
6 – TYPE OF CONSOLIDATION Full consolidation
7 – TYPE OF REPORT OF THE INDEPENDENT ACCOUNTANT With Exception

01.07 – COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 – CNPJ	3 – NAME

01.08 – DIVIDEND APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 – DATE APPROVED	4 – TYPE	5 – DATE OF PAYMENT	6 – TYPE OF SHARE	7 – AMOUNT PER SHARE

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR) 9/30/2002
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited
Corporate Legislation

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

01.09 – SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF ALTERATION	3 – CAPITAL (In thousands of reais)	4 – AMOUNT OF THE ALTERATION (In thousands of reais)	5 – NATURE OF ALTERATION	7 – NUMBER OF SHARES ISSUED (Units)	8 – SHARE PRICE ON ISSUE DATE (Reais)

01.10 – INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE
10/30/2002	

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR) 9/30/2002
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited
Corporate Legislation

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

02.01- BALANCE SHEET - ASSETS (R$ thousands)

1 – CODE	2 - DESCRIPTION	3 – 9/30/2002	4 – 6/30/2002
1	Total assets	4,563,690	4,359,611
1.01	Current assets	795,296	684,130
1.01.01	Available funds	31,235	64,020
1.01.01.01	Cash and banks	29,173	18,894
1.01.01.02	Financial investments	2,062	45,126
1.01.02	Credits	461,343	298,800
1.01.02.01	Trade accounts receivable, net	240,610	159,558
1.01.02.02	Subsidiary and associated companies	220,733	139,242
1.01.03	Inventories	212,323	220,264
1.01.04	Others	90,395	101,046
1.01.04.01	Taxes and contributions recoverable	59,866	59,180
1.01.04.02	Prepaid expenses	15,502	24,283
1.01.04.03	Other accounts receivable	15,027	17,583
1.02	Long-term receivables	346,528	311,739
1.02.01	Sundry credits	0	0
1.02.02	Receivables from related parties	48,961	27,611
1.02.02.01	Associated companies	7,681	7,850
1.02.02.02	Subsidiary companies	41,280	19,761
1.02.02.03	Other related parties	0	0
1.02.03	Others	297,567	284,128
1.02.03.01	Deferred income tax and social contribution	141,004	141,004
1.02.03.02	Judicial deposits	102,520	89,159
1.02.03.03	Taxes for offset	28,254	30,486
1.02.03.04	Prepaid expenses	2,703	3,383
1.02.03.05	Other accounts receivable	23,086	20,096
1.03	Permanent assets	3,421,866	3,363,742
1.03.01	Investments	683,286	569,034
1.03.01.01	In associated companies	20,001	20,148
1.03.01.02	In subsidiary companies	645,333	530,934
1.03.01.03	Others	17,952	17,952
1.03.02	Property, plant and equipment	2,476,181	2,516,184
1.03.03	Deferred charges	262,399	278,524

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR) 9/30/2002
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited
Corporate Legislation

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

02.02 – BALANCE SHEET – LIABILITIES AND STOCKHOLDERS' EQUITY (R$ thousands)

1 - CODE	2 – DESCRIPTION	3 – 9/30/2002	4 – 6/30/2002
2	Total liabilities and stockholders' equity	4,563,690	4,359,611
2.01	Current liabilities	2,443,271	1,747,895
2.01.01	Loans and financing	1,916,011	1,415,184
2.01.02	Debentures	123,910	3,179
2.01.03	Suppliers	147,698	142,027
2.01.04	Taxes, charges and contributions	28,996	26,444
2.01.04.01	Taxes payable	27,141	24,589
2.01.04.02	Provision for income tax and social contribution	1,855	1,855
2.01.07	Payables to related companies	116,664	54,828
2.01.08	Others	109,992	106,233
2.01.08.01	Salaries, vacation pay and payroll charges	49,206	38,439
2.01.08.02	Other accounts payable	53,185	38,842
2.01.08.03	Advances from customers	7,601	28,952
2.02	Long-term liabilities	1,428,874	1,530,180
2.02.01	Loans and financing	1,183,446	1,194,027
2.02.02	Debentures	0	115,300
2.02.04	Payables to related companies	6,845	5,245
2.02.05	Others	238,583	215,608
2.02.05.01	Deferred income tax and social contribution	9,385	9,385
2.02.05.02	Provision for contingencies	69,049	58,574
2.02.05.03	Other accounts payable	31,733	34,295
2.02.05.04	Taxes being questioned in court	128,416	113,354
2.03	Deferred income	10,423	15,634
2.03.01	Lease with jointly-controlled company	10,423	15,634
2.05	Stockholders' equity	681,122	1,065,902
2.05.01	Capital	800,000	800,000
2.05.02	Capital reserves	208,121	206,522
2.05.02.01	Special restatement – Law 8200/91	83,986	83,986
2.05.02.02	Share premium	119,039	119,039
2.05.02.03	Tax incentives	5,096	3,497
2.05.03	Revaluation reserve	95,509	95,777
2.05.03.01	Own assets	95,509	95,777
2.05.03.02	Subsidiary/Associated companies	0	0
2.05.04	Revenue reserve	185,944	185,944
2.05.04.01	Legal	25,566	25,566
2.05.04.02	Statutory	163,882	163,882
2.05.04.03	Contingencies	0	0
2.05.04.04	Unrealized profits	0	0

1 - CODE	2 – DESCRIPTION	3 – 9/30/2002	4 – 6/30/2002
2.05.04.05	Retention of profits	0	0
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other revenue reserves	(3,504)	(3,504)
2.05.04.07.01	Treasury stock	(3,865)	(3,865)
2.05.04.07.02	Others	361	361
2.05.05	Retained earnings (accumulated losses)	(608,452)	(222,341)

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR) 9/30/2002
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited
Corporate Legislation

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

03.01 – STATEMENT OF OPERATIONS (R$ thousands)

1 - CODE	2 - DESCRIPTION	3- 7/1/2002 to 9/30/2002	4 – 1/1/2002 to 9/30/2002	5- 7/1/2001 to 9/30/2001	6- 1/1/2001 to 9/30/2001
3.01	Gross sales and/or service revenues	742,099	1,893,981	92,074	331,861
3.02	Deductions	(73,929)	(197,524)	(5,301)	(16,841)
3.03	Net sales and/or service revenues	668,170	1,696,457	86,773	315,020
3.04	Cost of sales and/or services rendered	(375,434)	(1,003,299)	(38,124)	(132,293)
3.05	Gross profit	292,736	693,158	48,649	182,727
3.06	Operating (expenses) income	(677,727)	(1,300,295)	(39,272)	(97,963)
3.06.01	Selling	(78,550)	(196,857)	(11,987)	(31,648)
3.06.02	General and administrative	(40,784)	(113,537)	(2,529)	(8,909)
3.06.03	Financial, net	(606,966)	(1,028,150)	(31,363)	(68,859)
3.06.03.01	Financial income	53,630	77,048	6,792	17,071
3.06.03.02	Financial expenses	(660,596)	(1,105,198)	(38,155)	(85,930)
3.06.04	Other operating income	3,543	22,356	1	7
3.06.05	Other operating expenses	(15,674)	(46,921)	(979)	(2,875)
3.06.06	Equity in the earnings of investees	60,704	62,814	7,585	14,321
3.07	Operating profit (loss)	(384,991)	(607,137)	9,377	84,764
3.08	Non-operating income (expenses), net	(1,388)	(1,658)	48	177
3.08.01	Income	(354)	130	105	8,990
3.08.02	Expenses	(1,034)	(1,788)	(57)	(8,813)
3.09	Income (loss) before taxes and participations	(386,379)	(608,795)	9,425	84,941
3.10	Income tax and social contribution	91	(185)	(5,560)	(20,673)
3.11	Deferred income tax	0	0	0	0
3.12	*Statutory participations and contributions*	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Net income (loss) for the period	(386,288)	(608,980)	3,865	64,268
	Number of shares (units), ex-treasury stock	917,683,129	917,683,129	492,601,704	492,601,704
	Net income per share			0.00785	0.13047
	Loss per share	(0.42094)	(0.66361)		

1 OPERATIONS AND CORPORATE RESTRUCTURING

Klabin S.A. and its subsidiaries operate in the following segments of the pulp and paper industry to meet the needs of the domestic (65%) and export (35%) markets: reforestation and wood, bleached eucalyptus pulp, soluble and special pulp, newsprint, printing paper, toilet paper, packaging paper, paper sacks, envelopes and corrugated cardboard boxes. The operations are fully integrated from forestation to production of the end products.

During 2001, management of the Klabin group companies carried out a corporate restructuring with the main objectives of: (i) simplifying the operating and corporate structure of the group, concentrating the operations in one listed company (Klabin S.A. – formerly Klabin Riocell S.A.), basically with the same overall financial and corporate structure; (ii) reducing the administrative, operating, financial and tax expenses; (iii) increasing the operating synergy; (iv) improving the integration of the Klabin group companies through the standardization of policies and procedures; (v) rationalizing the use of financial resources; and (vi) aligning the financial statements with the business, enhancing transparency to the capital market.

This restructuring included the merger of eleven companies and the liquidation of two others and was completed on December 28, 2001, through the merger into Klabin S.A. of the net assets, at book values, of IKPC - Indústrias Klabin de Papel e Celulose S.A., until then the indirect parent company of Klabin S.A. and the holding company of the Klabin group companies.

The activities of Klabin in the newsprint segment are carried out through Norske Skog Klabin Comércio e Indústria Ltda., a joint venture in which Klabin holds a 50% investment together with Norske Skog do Brasil Ltda., a subsidiary of Norske Skoindustrier ASA of Norway.

As provided in the "Stockholders' Agreement (Norske Skog – Klabin)" dated February 25, 2000, on the expiry of this agreement in February 2003, Klabin will be entitled to sell to Norske Skog do Brasil Ltda., and the latter to purchase from Klabin, the quotas comprising the investment of Klabin in the joint venture at an amount equivalent in U.S. dollars to R$ 110,498 thousand (US$ 28,370 thousand).

2 BASIS OF PREPARATION AND COMPARABILITY OF THE FINANCIAL STATEMENTS

As mentioned in Note 1 above, during 2001 a series of mergers were carried out which significantly altered the financial position of Klabin S.A., the current parent company of the Klabin group companies. As a result of these mergers, the statements of operations for the quarters ended September 30, 2002 and 2001, presented herein, are no longer comparable.

However, since the corporate restructuring did not result in any significant change in the financial position or in the performance of the Klabin group companies, taken as whole, in order to provide a comparison of the financial information and information on the operating and financial performance of the Klabin group companies, regardless of the accounting impacts resulting from these mergers, the consolidated statements of operations for the quarter and nine-month period ended September 30, 2002 are summarized below in comparison with the pro forma consolidated statements of operations for the quarter and nine-month period ended September 30, 2001.

01265-3	KLABIN S.A.	89.637.490/0001-45

04.01 – NOTES TO THE QUARTERLY INFORMATION

The pro forma consolidated statements of operations for the quarter and nine-month period ended September 30, 2001 include the statements of operations of IKPC – Indústrias Klabin de Papel e Celulose S.A., the former parent company of the Klabin group companies, merged into Klabin S.A. as mentioned in Note 1, and of its subsidiary companies. These pro forma financial statements were prepared in conformity with accounting principles determined by Brazilian corporate legislation and the consolidation principles determined by the Brazilian Securities Commission (CVM).

CONSOLIDATED STATEMENT OF OPERATIONS

				PRO FORMA	
1- CODE	2- DESCRIPTION	7/1/2002 to 9/30/2002	1/1/2002 to 9/30/2002	7/1/2001 to 9/30/2001	1/1/2001 to 9/30/2001
3.01	Gross sales and/or service revenues	858,186	2,142,927	673,306	1,999,969
3.02	Deductions	(86,164)	(227,788)	(85;249)	(242,229)
3.03	Net sales and/or service revenues	772,022	1,915,139	588,057	1,757,740
3.04	Cost of sales and/or services rendered	(426,296)	(1,099,881)	(332,767)	(1,009,503)
3.05	Gross profit	345,726	815,258	255,290	748,237
3.06	Operating (expenses) income	(729,230)	(1,417,515)	(390,801)	(979,200)
3.06.01	Selling	(107,946)	(272,697)	(70,815)	(193,049)
3.06.02	General and administrative	(45,845)	(126,971)	(36,838)	(115,690)
3.06.03	Financial, net	(561,171)	(975,228)	(272,467)	(656,089)
3.06.03.01	Financial income	43,782	66,455	30,072	67,050
3.06.03.02	Financial expenses	(604,953)	(1,041,683)	(302,539)	(723,139)
3.06.04	Other operating income	3,000	12,735	2,603	12,163
3.06.05	Other operating expenses (*)	(17,121)	(56,112)	(13,284)	(26,535)
3.06.06	Equity in the earnings of subsidiaries	(147)	758	0	0
3.07	Operating profit (loss)	(383,504)	(602,257)	(135,511)	(230,963)
3.08	Non-operating income (expenses), net	1,787	(2,148)	1,191	5,711
3.08.01	Income	(154)	0	5,099	12,583
3.08.02	Expenses	1,941	(2,148)	(3,908)	(6,872)
3.09	Income (loss) before taxes and participations	(381,717)	(604,405)	(134,320)	(225,252)
3.10	Income tax and social contribution	(3,435)	(2,956)	23,965	51,546
3.14	Minority interest	(1,136)	(1,619)	(1,128)	(2,362)
3.15	Net income (loss) for the period	(386,288)	(608,980)	(111,483)	(176,068)
	Number of shares (units), ex-treasury stock	917,683	917,683	917,677	917,677
	Loss per share	(0.42094)	(0.66361)	(0.12148)	(0.19186)

(*) Includes amortization of goodwill/ negative goodwill of:	(16,509)	(49,545)	(13,212)	(19,131)

01265-3	KLABIN S.A.	89.637.490/0001-45

04.01 – NOTES TO THE QUARTERLY INFORMATION

3 SIGNIFICANT ACCOUNTING POLICIES

(a) Accounting principles applied

The quarterly information has been presented in conformity with accounting principles determined by Brazilian corporate legislation and has been prepared based on principles, methods and criteria consistent with those applied at the end of the previous year.

(b) Consolidation of the financial statements of jointly-controlled companies

In accordance with CVM Instruction 247/96, the financial statements of the jointly-controlled companies Klabin Kimberly S.A., KCK Tissue S.A. and Norske Skog Klabin Comércio e Indústria Ltda. are consolidated on a proportional basis. The ownership in these companies is 50%.

The summarized balance sheets and statements of operations of these jointly-controlled companies are shown below:

BALANCE SHEET In thousands of reais	Consolidated Klabin Kimberly S.A.		KCK Tissue S.A.		Norske Skog Klabin Com. Ind. Ltda.	
ASSETS	**9/30/2002**	**12/31/2001**	**9/30/2002**	**12/31/2001**	**9/30/2002**	**12/31/2001**
Current assets	136,449	135,720	28,117	33,852	90,595	79,445
Long-term receivables	19,635	17,582			15,376	23,629
Permanent assets	244,107	239,922	71,281	45,814	89	89
	400,191	**393,224**	**99,398**	**79,666**	**106,060**	**103,163**
LIABILITIES AND STOCKHOLDERS' EQUITY						
Current liabilities	124,529	102,882	54,227	43,914	86,790	56,423
Long-term liabilities	24,801	19,510	12,648	21,410		7,405
Minority interest	220	258				
Stockholders' equity	250,641	270,574	32,523	14,342	19,270	39,335
	400,191	**393,224**	**99,398**	**79,666**	**106,060**	**103,163**

04.01 – NOTES TO THE QUARTERLY INFORMATION

STATEMENT OF OPERATIONS FOR THE QUARTERS ENDED:
In thousands of reais

	Consolidated Klabin Kimberly S.A.		KCK Tissue S.A.		Norske Skog Klabin Com. Ind. Ltda.	
	9/30/2002	9/30/2001	9/30/2002	9/30/2001	9/30/2002	9/30/2001
Net sales revenues	315,352	250,384	45,031	69,163	92,163	97,164
Cost of sales	(209,944)	(175,854)	(20,739)	(45,534)	(86,067)	(73,170)
Gross profit	105,408	74,530	24,292	23,629	6,096	23,994
Operating expenses	(118,058)	(78,276)	(20,917)	(20,509)	(6,094)	(5,624)
Financial expenses (income), net	(11,814)	(9,300)	422	(6,206)	(20,303)	(23,004)
Operating loss (profit)	(24,464)	(13,046)	3,797	(3,086)	(20,301)	(4,634)
Non-operating expenses, net	(212)	(632)				
Social contribution and income tax	4,704	2,180			237	1,502
Minority interest	38	46				
Net income (loss) for the quarter	**(19,934)**	**(11,452)**	**3,797**	**(3,086)**	**(20,064)**	**(3,132)**

4 INCOME TAX AND SOCIAL CONTRIBUTION

(a) *Nature and expected realization or payment of the deferred taxes*

	In thousands of reais			
	9/30/2002		12/31/2001	
	Income tax	Social contribution	Income tax	Social contribution
				Parent company
Non-deductible provisions	72,887	22,511	69,782	25,122
Taxes being questioned in court	22,175		20,415	
Tax losses	19,071	4,360	22,274	5,524
Long-term receivables	**114,133**	**26,871**	**112,471**	**30,646**
Incentive benefit of accelerated depreciation	8,485	900	8,883	1,026
Long-term liabilities	**8,485**	**900**	**8,883**	**1,026**
				Consolidated
Non-deductible provisions	72,984	22,982	69,788	25,433
Taxes being questioned in court	22,175		20,415	
Tax losses	23,682	12,201	23,677	12,411
Long-term receivables	**119,041**	**35,183**	**113,880**	**37,844**
Incentive benefit of accelerated depreciation	8,485	900	8,883	1,026
Long-term liabilities	**8,485**	**900**	**8,883**	**1,026**

04.01 – NOTES TO THE QUARTERLY INFORMATION

The deferred taxes relating to non-deductible provisions, mainly the allowance for doubtful accounts, labor and tax contingencies, and taxes being questioned in court, will be realized as the final outcomes are known.

Management, based on its budget and a business plan approved by the Fiscal Council and the Board of Directors, expects that the deferred tax assets relating to tax losses will be realized during 2003 and 2004, as shown below:

	In thousands of reais	
	Consolidated	
	Income tax	Social contribution
2003	23,882	9,775
2004		2,426
	23,882	**12,201**

Klabin and Norske Skog Klabin Comércio e Indústria Ltda. also have deferred tax assets relating to tax losses, amounting to R$ 214,722 thousand, and to temporary differences, amounting to R$ 15,354 thousand, which, on a conservative basis, have not been recognized in the accounting records in view of the current economic scenario and high fluctuations in foreign exchange rates (see Note 10(g)), which have raised significant uncertainties in relation to the expectation of future profits.

01265-3	KLABIN S.A.	89.637.490/0001-45

04.01 – NOTES TO THE QUARTERLY INFORMATION

(b) Reconciliation of income tax and social contribution charge at the standard and effective tax rates in the statement of operations

(i) Parent company

	Thousands of reais			
	9/30/2002		9/30/2001	
	Income tax	Social contribution	Income tax	Social contribution
Income (loss) before income tax and social contribution	(608,795)	(608,795)	84,941	84,941
Standard rate of tax	25%	9%	25%	9%
	(152,199)	**(54,792)**	**21,235**	**7,645**
Income tax and social contribution credit (charge) in the statement of operations:				
. Current	(202)	(276)	14,672	6,001
. Deferred	(2,779)	3,442		
	(2,981)	3,166	14,672	6,001
Difference	**149,218**	**57,958**	**(6,563)**	**(1,644)**
Reconciliation:				
Permanent additions (exclusions)				
. Equity in the earnings of subsidiaries	(62,814)	(62,814)	(14,321)	(14,321)
. Private pension contribution	276	276		
. Realization of special monetary correction reserve	2,166	2,166	1,186	1,186
. Donations and free gifts	7,840	7,840		
. Non-deductible royalties	3,971			
. Amortized goodwill	4,365			
. Other	381	37	30	26
	(43,815)	(52,495)	(13,105)	(13,109)
Standard rate of tax	25%	9%	25%	9%
Total effect of permanent additions (deductions)	(10,954)	(4,725)	(3,276)	(1,180)
Difference between taxable and presumed profit			(6,864)	(1,287)
Deferred tax asset reversal			3,145	802
Deferred tax asset not recorded	162,957	63,815		
Provisions recorded for merged companies	(1,892)	(711)		
Prior-year adjustments	(719)	(411)		
Other	(174)	(10)	432	21
	149,218	**57,958**	**(6,563)**	**(1,644)**

04.01 – NOTES TO THE QUARTERLY INFORMATION

(ii) **Consolidated**

	In thousands of reais			
	9/30/2002		9/30/2001	
	Income tax	Social contribution	Income tax	Social contribution
Income (loss) before income tax and social contribution	(604,405)	(604,405)	84,941	84,941
Standard rate of tax	25%	9%	25%	9%
	(151,101)	**(54,396)**	**21,235**	**7,645**
Income tax and social contribution credit (charge) in the statement of operations:				
. Current	3,046	890	14,672	6,001
. Deferred	(4,110)	3,130		
	(1,064)	4,020	14,672	6,001
Difference	**150,037**	**58,416**	**(6,563)**	**(1,644)**
Reconciliation:				
Permanent additions (deductions)				
. Equity in the earnings of subsidiaries	(758)	(758)		
. Profits from foreign subsidiary, not subject to tax			(14,321)	(14,321)
. Private pension contribution	568	568		
. Realization of special monetary correction reserve	2,174	2,174	1,186	1,186
. Donations and free gifts	7,888	7,888		
. Amortized goodwill	4,365			
. Royalties	11,533			
. Other	621	43	30	26
	26,391	9,915	(13,105)	(13,109)
Standard rate of tax	25%	9%	25%	9%
Total effect of permanent additions (deductions)	6,598	892	(3,276)	(1,180)
Deferred tax asset not recorded	166,830	65,745		
Provisions recorded for merged companies	(1,892)	(711)		
Difference between taxable and presumed profit			(6,864)	(1,287)
Deferred tax asset reversal			3,145	802
Offset of unrecognized tax losses	(1,360)	(184)		
Foreign profits	(3,059)	(1,101)		
Prior-year adjustments	(706)	(386)		
Other	(16,374)	(5,839)	432	21
	150,037	**58,416**	**(6,563)**	**(1,644)**

01265-3	KLABIN S.A.	89.637.490/0001-45

5 INVESTMENTS IN SUBSIDIARY AND ASSOCIATED COMPANIES

	Parent company		
	In thousands of reais		
	Direct and indirect investment	Investment	Equity in the earnings (losses) for the quarter
Klabin Riocell Limited	99.90%	73,543	29,082
Klabin Bacell S.A.	81.71%	295,173	7,311
Mirca Limited	100.00%	71,786	25,145
Klabin Kimberly S.A.	50.00%	125,321	(9,966)
KCK Tissue S.A.	50.00%	16,263	7,377
Norske Skog Klabin Com. e Ind. Ltda.	50.00%	9,637	(10,032)
Klabin Argentina S.A.	100.00%	33,727	14,289
Norcell S.A.	11.58%	18,762	758
Others		21,122	(1,150)
		665,334	62,814

6 PROPERTY, PLANT AND EQUIPMENT

(i) Parent company

		In thousands of reais				
	Annual depreciation rate	Cost	Revaluation	Accumulated depreciation and depletion	Accumulated depreciation on revaluations	Total
Land		140,591	76,268			216,859
Buildings and improvements	4%	356,589	47,480	(147,751)	(28,705)	227,613
Machinery, equipment and installations	6.67% to 10%	2,831,928	95,781	(1,359,897)	(95,752)	1,472,060
Transportation equipment	20%	51,515		(44,639)		6,876
Furniture and fixtures	10%	20,469		(15,849)		4,620
Computers and software	20%	80,746		(53,561)		27,185
Forestation and reforestation		568,851		(198,173)		370,678
Construction in progress		113,817				113,817
Other	10%	44,617	7,046	(11,108)	(4,082)	36,473
		4,209,123	226,575	(1,830,978)	(128,539)	2,476,181

01265-3	KLABIN S.A.	89.637.490/0001-45

04.01 – NOTES TO THE QUARTERLY INFORMATION

(ii) **Consolidated**

	Annual depreciation rate	Cost	Revaluation	Accumulated depreciation and depletion	Accumulated depreciation on revaluations	Total
		In thousands of reais				
Land		150,922	76,268			227,190
Buildings and improvements	4%	433,304	47,480	(162,571)	(28,705)	289,508
Machinery, equipment and installations	6.67% to 10%	3,234,020	95,781	(1,486,514)	(95,752)	1,747,535
Transportation equipment	20%	54,380		(47,113)		7,267
Furniture and fixtures	10%	25,502		(18,320)		7,182
Computers and software	20%	93,718		(61,490)		32,228
Forestation and reforestation		570,459		(198,173)		372,286
Construction in progress		139,474				139,474
Other	10%	101,476	7,046	(17,962)	(4,082)	86,478
		4,803,255	**226,575**	**(1,992,143)**	**(128,539)**	**2,909,148**

(a) As approved by the Annual General Meetings of stockholders held between 1983 and 1992, Indústrias Klabin S.A., which was merged into Klabin S.A., recorded revaluations of assets based on appraisals made by independent experts. As permitted under the terms of the IBRACON (Institute of Independent Auditors of Brazil) Technical Pronouncement XXIV, ratified by CVM (Brazilian Securities Commission) Resolution 183/95, management opted to maintain the revaluation reserves recorded in the accounting records at June 30, 1995.

(b) In conformity with CVM Resolution 183/95, the amount of the realization of the revaluation reserve is transferred to retained earnings, together with the related provision for income tax and social contribution.

7 DEFERRED CHARGES

		In thousands of reais			
		September 30, 2002			December 31, 2001
		Cost	Accumulated amortization	Net	Net
Parent company					
Goodwill on the acquisition of:					
. Klamasa Participações S.A.	(i),(ii)	83,836	15,370	68,466	81,042
. Igaras Papéis e Embalagens S.A.	(ii)	186,364	51,954	134,410	162,363
Pre-operating expenses	(iii)	82,769	55,361	27,408	30,668
Reorganization costs	(iii)	53,770	23,898	29,872	25,829
Other		7,264	5,021	2,243	4,428
		414,003	**151,604**	**262,399**	**304,330**
Subsidiary companies					
Klabin Kimberly S.A.	(iv)	34,720	16,095	18,625	23,607
Klabin Bacell S.A.	(v)	54,625	27,062	27,563	31,455
Klabin Argentina S.A.		5,728	3,981	1,747	4,230
Other		1,458		1,458	1,067
Consolidated		**510,534**	**198,742**	**311,792**	**364,689**

(i) *This corresponds to the net amount of the goodwill and negative goodwill of R$ 255,332 and R$ 171,496, respectively, which was recorded by Klabin S.A. as deferred charges in connection with the merger of Indústrias Klabin S.A.*

(ii) *The goodwill amounts are based on the expectation of future profitability and are being amortized based on the related projections of profit (in up to five years).*

(iii) *These are the pre-operating expenses of the bleaching and chlorine and soda units of Klabin S.A., which are being amortized over ten years, as well as the implementation and pre-operating expenses of various projects of the industrial divisions, which are being amortized over five to ten years.*

(iv) *This goodwill amount is mainly based on future profitability paid on the purchase of Lalekla S.A., which is being amortized over five years.*

(v) *Goodwill based on future profitability, which is being amortized over ten years.*

8 STOCKHOLDERS' EQUITY

(a) Changes

	In thousands of reais
At December 31, 2001	**1,287,973**
Adjustment for dividends on treasury stock	32
Income tax incentives	2,691
Purchase of treasury stock	(322)
Net loss for the period	(608,980)
Income tax on the revaluation reserve	(272)
At September 30, 2002	**681,122**

(b) Revaluation reserve

In accordance with the provisions of CVM Instruction 197/93, the company decided not to apply the requirements of articles 1 and 2 of CVM Instruction 189/92 (income tax and social contribution on the revaluation reserve). The application of these requirements would adjust the revaluation reserve in the following amounts:

	In thousands of reais
Revaluation reserve at September 30, 2002	95,509
Price-level restatement determined by Law 8200/91, included in revaluation reserve	(45,155)
Tax effects	(17,120)
	33,234

(c) Treasury stock

During the first quarter, the company purchased 199,501 common shares from stockholders who dissented from the corporate restructuring described in Note 1, and 167 preferred shares.

The capital invested by these stockholders was reimbursed based on the terms of the Public Offer for the Exchange of Preferred Shares of IKPC – Indústrias Klabin de Papel e Celulose S.A. for common and preferred shares of Klabin S.A. (formerly Klabin Riocell S.A. – 3.5 shares of Klabin Riocell for each IKPC share), duly approved by the CVM, and carried out based on the economic value of each company, in accordance with the Economic and Financial Appraisal Report issued by independent appraisers on September 23, 2000.

At September 30, 2002, the company held 221,829 common (ON) shares and 895,383 preferred (PN) shares in treasury, as follows:

	Number of shares		
	ON	PN	Total
At December 31, 2001	**22,328**	**895,216**	**917,544**
Shares purchased from dissident shareholders	199,501	167	199,668
At September 30, 2002	**221,829**	**895,383**	**1,117,212**

01265-3	KLABIN S.A.	89.637.490/0001-45

04.01 – NOTES TO THE QUARTERLY INFORMATION

9 FINANCIAL INCOME (EXPENSES), NET

	In thousands of reais			
				Parent company
	1/1/2002 to 9/30/2002	1/1/2001 to 9/30/2001	7/1/2002 to 9/30/2002	7/1/2001 to 9/30/2001
Financial income (*)	(3,858)	5,811	(11,362)	1,293
Financial expenses	(352,302)	(20,787)	(174,571)	(8,018)
Exchange losses, net	(671,990)	(53,883)	(421,033)	(24,638)
	(1,028,150)	**(68,859)**	**(606,966)**	**(31,363)**
				Consolidated
Financial income (*)	11,963	6,203	(4,000)	1,444
Financial expenses	(298,639)	(21,329)	(135,412)	(8,072)
Exchange losses, net	(688,552)	(40,030)	(421,759)	(17,514)
	(975,228)	**(55,156)**	**(561,171)**	**(24,142)**
(*) Includes PIS and COFINS charges on hedge gains	15,343		12,301	

10 FINANCIAL INSTRUMENTS

(a) Financial investments

Financial investments are mostly with terms of less than three months, and their rates reflect normal market terms at the end of the quarter.

At September 30, 2002, financial investments totaled R$ 2,062 thousand – parent company and R$ 22,376 thousand – consolidated, and mainly relate to Bank Deposit Certificates (CDBs), which are indexed to the Interbank Deposit Certificate (CDI) interest rate through swap contracts. The estimated market values of the financial instruments at September 30, 2002 recorded in balance sheet accounts do not differ significantly from the carrying amounts of these assets and liabilities recorded in the financial statements.

(b) Risk management

Klabin S.A. and subsidiaries carry out transactions involving financial instruments, all recorded in asset and liability accounts, to meet their own operating needs as well as to reduce their exposure to market, currency and interest rate risks. They administer these risks by means of operating strategies, control policies and the determination of position limits. Transactions involving financial instruments with the objective of speculation are not carried out.

(c) Credit risks

These risks are managed by specific rules for acceptance of customers, credit analysis and determination of exposure limits by customer (no individual customer represents more than 11% of the total consolidated sales).

(d) Currency risk and derivatives

Klabin S.A. and its subsidiaries carry out transactions involving derivative financial instruments to protect their liabilities or net exposure in U.S. dollars against the effects of foreign exchange variations. The "non-cash" swap transactions exchange the foreign exchange variations on liabilities for that of the Interbank Deposit Certificate (CDI). Also, to reduce the cost of funding of the debentures mentioned in Note 10(f) to a fixed percentage of the CDI variation, a swap transaction was carried out changing the income of 103.5% of the CDI to 215%, reduced by a fixed percentage of 27.5% for 52% of the debentures issued. The gain on this transaction, which was settled in January 2002, amounted to R$ 1,629 thousand.

As approximately 35% of sales are in U.S. dollars, management believes that these sales represent a "natural hedge" of part of the liabilities in foreign currency.

Since the swap contracts referred to above are linked to the CDI variation, which reflects the daily changes in interest rates of transactions between financial institutions, management believes that there are no significant differences between the market values of these contracts and the balances in the financial statements.

(e) **Loans**

(i) **Position**

Parent company	Annual interest - %	In thousands of reais Short term	Long term	Total
Local currency				
. National Bank for Economic and Social Development (BNDES)	7.0 to 12.8	137,778	458,329	596,107
. Government Agency for Machinery and Equipment Financing (FINAME)	7.5 to 12.8	23,935	23,310	47,245
. Other	1.0 to 29.5	243,782	22,782	266,564
		405,495	504,421	909,916
Foreign currency (**)				
. Loan to finance property, plant and equipment	2.0 to 11.9	31,708	65,788	97,496
. Eurobonds	11.0 to 12.7	446,039	272,643	718,682
. Export financing	4.1 to 10.9	858,554	499,780	1,358,334
. Other	6.6 to 34.7	219,126	57,239	276,365
		1,555,427	895,450	2,450,877
		1,960,922	**1,399,871**	**3,360,793**
. Interest rate swap contract – hedge (*)	100 to 114.5% of the CDI rate	(44,911)	(216,425)	(261,336)
		1,916,011	**1,183,446**	**3,099,457**

Long-term maturities:	Financing	Hedge	Total long term
2003	162,374	(92)	162,282
2004	831,592	(18,462)	813,130
2005	191,747	(197,871)	(6,124)
2006	100,300		100,300
2007	81,963		81,963
2008	22,476		22,476
2009	9,419		9,419
	1,399,871	**(216,425)**	**1,183,446**

01265-3	KLABIN S.A.	89.637.490/0001-45

04.01 – NOTES TO THE QUARTERLY INFORMATION

Consolidated	Annual interest - %	In thousands of reais Short term	Long term	Total
Local currency				
. National Bank for Economic and Social Development (BNDES)	7.0 to 12.8	138,818	458,847	597,665
. Government Agency for Machinery and Equipment Financing (FINAME)	7.5 to 12.8	26,005	25,460	51,465
. Other	1.0 to 29.5	249,194	25,173	274,367
		414,017	509,480	923,497
Foreign currency (**)				
. Loan to finance property, plant and equipment	2.0 to 11.9	53,585	72,307	125,892
. Eurobonds	11.0 to 12.7	443,432	88,586	532,018
. Export financing	4.1 to 10.9	858,572	499,780	1,358,352
. Other	6.6 to 34.7	355,704	57,239	412,943
		1,711,293	717,912	2,429,205
		2,125,310	**1,227,392**	**3,352,702**
. Interest rate swap contract – hedge (*)	100 to 114.5% of the CDI rate	(44,911)	(216,425)	(261,336)
		2,080,399	**1,010,967**	**3,091,366**

Long-term maturities:	Financing	Hedge	Total long term
2003	164,894	(92)	164,802
2004	651,530	(18,462)	633,068
2005	194,055	(197,871)	(3,816)
2006	102,003		102,003
2007	83,015		83,015
2008	22,476		22,476
2009	9,419		9,419
	1,227,392	**(216,425)**	**1,010,967**

Weighted average interest rate:	%
Local currency	
National Bank for Economic and Social Development (BNDES)	10.6
Government Agency for Machinery and Equipment Financing (FINAME)	10.3
Other	24.2
Foreign currency	
Loan to finance property, plant and equipment	6.3
Eurobonds	12.0
Export financing	5.4
Other	9.7

01265-3	KLABIN S.A.	89.637.490/0001-45

04.01 – NOTES TO THE QUARTERLY INFORMATION

(*) Klabin S.A. and subsidiaries have entered into swap contracts basically to reduce the exposure to foreign exchange rate risks. The results of these transactions are fully recorded in income for the period and amount to a gain of R$ 316,758 thousand at September 30, 2002.

Swap contracts entered into with Banco Votorantim S.A. were redeemed before maturity. The total amount of US$ 200 million, originally due in July 2004, was received on September 25, 2002. The gain on this transaction amounted to R$ 25,425 thousand, net of income tax.

A US$ 150 million swap contract, which matures in December 2005, was entered into with the same financial institution on the same date.

(**) 98% in US$ and 2% in EURO.

(ii) Guarantees

The accrued financial charges are included in the loan accounts, which are guaranteed by inventories, land, buildings, improvements, machinery, equipment and installations, as well as guarantees and sureties from third parties.

(f) Debentures

The debentures are from the company's 3rd public issue, and are simple, without guarantees, without preferences, nominative, registered and non-convertible into shares. The total number of debentures issued on November 1, 1999 was 15,000 debentures (3,470 redeemed in October 2000), with a unit value of R$ 10,000.00, due on November 1, 2004, all of which were placed in the market.

The debentures earn interest plus a surcharge, renegotiated periodically and payable semiannually. The remuneration for the first period ended November 1, 2000, and for the second period, which will end on November 1, 2002, was established as 103.50% of the interest rate for a one-day interbank extra-group deposit (DI). In the renegotiations, Klabin S.A. is committed to buy back the debentures from those debenture holders who do not agree with the conditions of the renegotiation. October 25, 2002 was the deadline for Klabin debenture holders, who were offered a remuneration corresponding to 104.5% of the CDI, to agree with the terms of the renegotiation. Since no creditor adhered to the stipulated conditions, Klabin is obliged to redeem on November 1, 2002 the total debt amount, which, at September 30, 2002, corresponded to R$ 123,910 thousand.

Also, to reduce the cost of funding of debentures to a fixed percentage of the CDI variation, in August 2001 a swap agreement was carried out changing the income of 103.5% of the CDI to 215%, reduced by a fixed percentage of 27.5% for 52% of the debentures issued. The gain on this transaction, which was settled in January 2002, amounted to R$ 1,629 thousand.

(g) Short-term liabilities, extending the maturities of liabilities *and strengthening the working capital*

As shown in item (e)(i) above, a significant part of Klabin's liabilities represents short-term loans in U.S. dollars or Euros. In view of the adverse situation of the financial market, the 36.9% currency devaluation in the third quarter 2002 significantly increased financial expenses at September 30, 2002, which are mainly associated with liabilities maturing up to September 30, 2003. As a result, current liabilities exceed current assets by R$ 1,653,413 thousand at September 30, 2002.

Taking into consideration the redeemable debentures as described in item (f) above, in the amount of R$ 123,910 thousand, and the expected settlements of Eurobond transactions in November and December 2002, in the amount of R$ 443,432 thousand (equivalent to US$ 113,849 thousand), Klabin's consolidated commitments maturing up to the end of 2002 amount to R$ 567,000 thousand. In addition to these liabilities, consolidated short-term debt also includes R$ 1,636,967 thousand (net of credits on hedge contracts). The amount of R$ 858,572 thousand included in this total relates to export financing which will be liquidated through export transactions, without any disbursement from the company.

With the objective of raising the funds required to pay these liabilities and also to extend the maturity profile of its debt, thus strengthening its working capital, Klabin management is currently working to implement a series of initiatives which can be summarized as follows:

(i) A combined credit transaction involving the placement of new debentures and financing totaling approximately R$ 1,200,000 thousand, with redemption initially expected to occur over a two or three-year period. Of this amount, R$ 550,000 thousand would be promptly advanced as a bridge loan and used to settle shorter-term operations. The remainder would be disbursed up to December 2002.

(ii) Generation of additional cash from operations as a result of the following: (a) ongoing emphasis on export of commercial pulp, kraftliner, and other products in view of the favorable exchange conditions that currently exist, and (b) improvement in domestic prices for certain products (See comments on performance for more details). Accordingly, the significant improvement in cash generation from operations during the current quarter deserves note. Compared to the quarter ended June 30, 2002, cash flow in the quarter grew 55% and corresponded to R$ 93,000 thousand.

(iii) Disposal of assets in an amount considered sufficient to supplement the company's needs for working capital. These assets comprise the investment held in the joint venture with Norske Skog do Brasil Ltda. The company holds a sale option with an exercise price of US$ 28,370 thousand, equivalent to R$ 110,498 thousand (see Note 1).

(h) **Financial covenants**

Certain loan contracts require Klabin to maintain certain financial indices which, if not achieved and not corrected on a timely basis, may result, at the related creditors' discretion, in acceleration of their repayment and consequent reclassification from long-term maturities to current, in a total amount of R$ 399,291 thousand.

In view of the adverse situation of the financial market and as a result of the high currency devaluation in the quarter, mentioned in Note 10(g) above, the balances of foreign currency loans and related financial expenses increased to such an extent that the company failed to comply at June 30 and September 30, 2002 with certain financial covenant indices required in the contracts, notwithstanding the fact that all other contractual requirements, including payment of interest and principal, were being duly met. In conformity with the provisions of the contracts, Klabin has started negotiations with the creditors to comply with the contracted clauses establishing these financial indices. Notwithstanding, up to the date this quarterly information was prepared, no financial institution had demanded the prepayment of Klabin's liabilities.

11 ARGENTINA

Argentina had a fixed exchange parity between the local currency (peso) and the U.S. dollar at the rate of US$ 1 = $ 1 since 1991. On December 21, 2001, the Argentine Government, faced with a political, economic and financial crisis, decreed a bank holiday, which included the foreign exchange market, that only recommenced activities on January 11, 2002. In January and February 2002, the Argentine Government introduced various measures to restore economic and financial stability of the country, including: devaluation of the local currency; establishment of fixed and free foreign exchange markets; conversion into pesos ("pesification") of balances and transactions in domestic transactions previously negotiated in U.S. dollars; introduction of a requirement for authorization by the Central Bank of Argentina for remittance of dividends, payment of royalties and of interest on foreign currency loans; limitation of withdrawals of balances deposited in banks; rescheduling of financial investment terms etc.

In accordance with the latest rulings issued by the Argentine monetary authorities, the conversion of foreign currency assets and liabilities (relating to financial debts incurred with Argentine banks) of the subsidiaries KCK Tissue S.A. and Klabin Argentina S.A into local currency was carried out at the rate of $ 1 (one peso) per U.S. dollar. The conversion of the accounting information of these subsidiaries, as well as the conversion of other assets and liabilities in foreign currency, was carried out based on the free U.S. dollar exchange rate at September 30, 2002, of $ 3.74 per U.S. dollar.

Because Argentine inflation, based on the wholesale price index, totaled 114.5% during the nine-month period ended September 30, 2002, and also in conformity with technical pronouncements issued in that country, the financial statements of Klabin Argentina S.A. and KCK Tissue S.A. include adjustments for inflation, with a credit to stockholders' equity, at the net amounts of R$ 19,717 thousand and R$ 38,743 thousand, respectively, resulting in the increase in value of the investments of Klabin in the net assets of these subsidiaries, of R$ 19,717 thousand and R$ 19,372 thousand, respectively.

In the current circumstances, it is impracticable to determine the possible effects resulting from the economic measures adopted by the Government on the investments in and/or on accounts receivable of the Klabin companies in Argentina at September 30, 2002, which totaled R$ 49,990 thousand and R$ 83,303 thousand (net of an allowance for doubtful accounts), respectively, as well as on loans denominated in foreign currency in that country, totaling R$ 28,396 thousand at that date.

However, based on the information available at the time of preparation of this quarterly information, management believes that no additional losses are expected to occur which should have been reflected at September 30, 2002.

01265-3	KLABIN S.A.	89.637.490/0001-45

05.01 - COMMENTS ON COMPANY PERFORMANCE DURING THE QUARTER

For a better understanding of the performance of the Klabin companies, we present our comments on the consolidated results of operations for the period in section **08.01 – Comments on the consolidated performance during the quarter**.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR) 9/30/2002
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited
Corporate Legislation

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

06.01 – CONSOLIDATED BALANCE SHEET – ASSETS (R$ thousands)

1 - CODE	2 - DESCRIPTION	3 - 9/30/2002	4 - 6/30/2002
1	Total assets	4,599,187	4,507,271
1.01	Current assets	935,000	828,476
1.01.01	Available funds	97,625	106,577
1.01.01.01	Cash and banks	75,249	43,657
1.01.01.02	Financial investments	22,376	62,920
1.01.02	Credits	430,863	312,954
1.01.02.01	Trade accounts receivable, net	403,948	288,131
1.01.02.02	Subsidiary and associated companies	26,915	24,823
1.01.03	Inventories	272,681	270,604
1.01.04	Others	133,831	138,341
1.01.04.01	Taxes and contributions recoverable	90,751	85,423
1.01.04.02	Prepaid expenses	19,290	27,851
1.01.04.03	Other accounts receivable	23,790	25,067
1.02	Long-term receivables	353,401	334,805
1.02.01	Sundry credits	0	0
1.02.02	Receivables from related parties	7,915	7,922
1.02.02.01	Associated companies	7,681	7,850
1.02.02.02	Subsidiary companies	234	72
1.02.02.03	Other related parties	0	0
1.02.03	Others	345,486	326,883
1.02.03.01	Deferred income tax and social contribution	154,224	155,078
1.02.03.02	Judicial deposits	105,625	92,167
1.02.03.03	Taxes for offset	34,262	35,388
1.02.03.04	Prepaid expenses	10,264	11,131
1.02.03.05	Other accounts receivable	41,111	33,119
1.03	Permanent assets	3,310,786	3,343,990
1.03.01	Investments	89,846	91,476
1.03.01.01	In associated companies	20,001	20,148
1.03.01.02	In subsidiary companies	36,788	38,273
1.03.01.03	Others	33,057	33,055
1.03.02	Property, plant and equipment	2,909,148	2,921,159
1.03.03	Deferred charges	311,792	331,355

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR) 9/30/2002
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited
Corporate Legislation

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES AND STOCKHOLDERS' EQUITY (R$ thousands)

1 - CODE	2 – DESCRIPTION	3 - 9/30/2002	4 - 6/30/2002
2	Total liabilities and stockholders' equity	4,599,187	4,507,271
2.01	Current liabilities	2,588,413	1,883,476
2.01.01	Loans and financings	2,080,399	1,520,964
2.01.02	Debentures	123,910	3,179
2.01.03	Suppliers	193,504	183,009
2.01.04	Taxes, charges and contributions	37,965	40,026
2.01.04.01	Taxes payable	34,943	37,554
2.01.04.02	Provision for income tax and social contribution	3,022	2,472
2.01.05	Dividends payable	0	0
2.01.07	Payables to related parties	309	0
2.01.08	Others	152,326	136,298
2.01.08.01	Salaries, vacation pay and payroll charges	54,916	42,887
2.01.08.02	Other accounts payable	88,749	63,314
2.01.08.03	Advances from customers	8,661	30,097
2.02	Long-term liabilities	1,264,335	1,491,464
2.02.01	Loans	1,010,967	1,154,664
2.02.02	Debentures	0	115,300
2.02.05	Others	253,368	221,500
2.02.05.01	Deferred income tax and social contribution	9,385	9,385
2.02.05.02	Provision for contingencies	74,554	63,814
2.02.05.03	Other accounts payable	39,696	33,761
2.02.05.04	Taxes being questioned in court	129,733	114,540
2.03	Deferred income	5,211	7,817
2.03.01	Lease with jointly-controlled company	5,211	7,817
2.04	Minority interest	60,106	58,612
2.05	Stockholders' equity	681,122	1,065,902
2.05.01	Capital	800,000	800,000
2.05.02	Capital reserves	208,121	206,522
2.05.02.01	Special restatement – Law 8200/91	83,986	83,986
2.05.02.02	Share premium	119,039	119,039
2.05.02.03	Tax incentives	5,096	3,497
2.05.03	Revaluation reserve	95,509	95,777
2.05.03.01	Own assets	95,509	95,777
2.05.03.02	Subsidiary/Associated companies	0	0
2.05.04	Revenue reserves	185,944	185,944
2.05.04.01	Legal	25,566	25,566
2.05.04.02	Statutory	163,882	163,882
2.05.04.03	Contingencies	0	0

1 - CODE	2 – DESCRIPTION	3 - 9/30/2002	4 - 6/30/2002
2.05.04.04	Unrealized profits	0	0
2.05.04.07	Other revenue reserves	(3,504)	(3,504)
2.05.04.07.01	Treasury stock	(3,865)	(3,865)
2.05.04.07.02	Others	361	361
2.05.05	Retained earnings (accumulated losses)	(608,452)	(222,341)

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR) 9/30/2002
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited
Corporate Legislation

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

07.01 – CONSOLIDATED STATEMENT OF OPERATIONS (R$ thousands)

1 - CODE	2 – DESCRIPTION	3- 7/1/2002 to 9/30/2002	4 – 1/1/2002 to 9/30/2002	5- 7/1/2001 to 9/30/2001	6-1/1/2001 to 9/30/2001
3.01	Gross sales and/or service revenues	858,186	2,142,927	93,822	338,439
3.02	Deductions	(86,164)	(227,788)	(5,301)	(16,841)
3.03	Net sales and/or service revenues	772,022	1,915,139	88,521	321,598
3.04	Cost of sales and/or services rendered	(426,296)	(1,099,881)	(38,124)	(132,293)
3.05	Gross profit	345,726	815,258	50,397	189,305
3.06	Operating (expenses) income	(729,230)	(1,417,515)	(41,020)	(104,541)
3.06.01	Selling	(107,946)	(272,697)	(13,645)	(37,659)
3.06.02	General and administrative	(45,845)	(126,971)	(2,538)	(8,943)
3.06.03	Financial, net	(561,171)	(975,228)	(24,142)	(55,156)
3.06.03.01	Financial income	43,782	66,455	14,048	31,317
3.06.03.02	Financial expenses	(604,953)	(1,041,683)	(38,190)	(86,473)
3.06.04	Other operating income	3,000	12,735	93	107
3.06.05	Other operating expenses	(17,121)	(56,112)	(788)	(2,890)
3.06.06	Equity in the earnings of investees	(147)	758	0	0
3.07	Operating profit	(383,504)	(602,257)	9,377	84,764
3.08	Non-operating income (expenses), net	1,787	(2,148)	48	177
3.08.01	Income	(154)	0	105	8,990
3.08.02	Expenses	1,941	(2,148)	(57)	(8,813)
3.09	Income (loss) before taxes and participations	(381,717)	(604,405)	9,425	84,941
3.10	Income tax and social contribution	(3,435)	(2,956)	(5,560)	(20,673)
3.11	Deferred income tax	0	0	0	0
3.12	Statutory participations and contributions	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.14	Minority interest	(1,136)	(1,619)	0	0
3.15	Net income (loss) for the period	(386,288)	(608,980)	3,865	64,268
	Number of shares (units), ex-treasury stock	917,683,129	917,683,129	492,601,704	492,601,704
	Net income per share			0.00785	0.13047
	Loss per share	(0.42094)	(0.66361)		

08.01 – COMMENTS ON THE CONSOLIDATED COMPANY'S PERFORMANCE FOR THE QUARTER ENDED SEPTEMBER 30, 2002

Initial Considerations

The information presented herewith in connection with the Company's operations and finances consists of consolidated figures stated in local currency, as per Brazilian Corporate Law, except where otherwise indicated. **This release compares 3Q02 of Klabin S.A. against 3Q01 of IKPC consolidated, save specifications to the contrary.**

In order to provide a better analysis of Klabin's performance in the period from January to September 2001, the comparisons were made excluding the net result on the sale of forestry assets by Klabin Riocell in 2Q01. This non-recurring sale generated net revenue of R$ 67 million and net operating result of R$ 42 million.

Net Revenue and Sales Volume

R$ Million	3Q02	3Q01	Change	YTD'02	YTD'01 (*)	Change
Average Price (R$/ton)	1,600	1,374	16%	1,432	1,334	7%
Sales Volume (1,000 ton)	480	437	10%	1,364	1,315	4%
Net Revenue	772	588	31%	1,915	1,691	13%
Gross Profit	346	255	35%	815	707	15%
Gross Margin	45%	43%	0%	43%	42%	0%
EBIT	178	137	30%	372	383	(3%)
Net Income (Loss)	(386)	(111)	0%	(609)	(176)	0%
EBITDA	262	205	28%	613	565	8%
EBITDA margin	34%	35%	0%	32%	33%	0%

(*) Excluding the net result on the sale of forestry assets by Klabin Riocell in 2Q01.

Net revenue in 3Q02 grew 31% to R$ 772 million. Klabin's average price over the quarter rose 16% to R$ 1,600/t. This increase is due to higher export revenues (in Brazilian *reais*) on account of the currency devaluation, and more favorable prices in the local market. Sales volume advanced 10% to 480 thousand tons, packaging paper sales having contributed predominantly to this increase.

08.01 - COMMENTS ON THE CONSOLIDATED COMPANY'S PERFORMANCE FOR THE QUARTER ENDED SEPTEMBER 30, 2002

Operating Result

Gross profit increased 35% to R$ 346 million. From January to September 2002, it grew 15% to R$ 815 million. Gross margins reached 45% in 3Q02 and 43% in the first nine months of the year.

Operating results before financial expenses (EBIT) posted a 30% growth, totaling R$ 178 million in 3Q02. Operating margins remained unchanged at 23%. From January to September 2002, EBIT accumulated a 3% decline, closing the period at R$ 372 million as compared to the same period last year, with operating margins slipping from 23% to 19%.

Operating margin over the period was affected by higher selling expenses – specially dollar-denominated export freight costs – which jumped from R$ 43 million in 3Q01 to R$ 63 million in 3Q02, coupled with a higher volume of exports (41% of the volume in 3Q02 *versus* 38% in 3Q01). Freight expenses totaled R$ 161 million from January to September 2002, compared to R$ 121 million in the same period last year, an increase of 33%.

Operating margin was also affected by the amortization of goodwill (Igaras and Klamasa). From January to September 2002, amortization of goodwill totaled R$ 50 million, compared to R$ 19 million in the same period last year (the amortization began in July 2001).

EBITDA

EBITDA rose 28% to R$ 262 million in the third quarter, and posted an accumulated increase of 8% from January to September 2002, ending the period at R$ 613 million, a historical record at Klabin.

This improvement in operating cash generation resulted from a favorable development in revenue due to higher sales volumes and prices.

EBITDA margins for the third quarter amounted to 34% (32% from January to September), bouncing back to the Company's historical levels.


R$ Million
EBITDA Margin
300
250
200
150
100
50
0
40%
30%
20%
10%
0%
33
32
35
24
33
29
34
178
183
205
163
181
169
262
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
EBITDA
EBITDA Margin

Excluding the effect of the forestry sale in 2Q01
and non recurring expenses in 4Q01 both totaling R$ 42 million

08.01 - COMMENTS ON THE CONSOLIDATED COMPANY'S PERFORMANCE FOR THE QUARTER ENDED SEPTEMBER 30, 2002

Financial Result and Debt

Net financial expenses totaled R$ 561 million in 3Q02. Of this amount, 75% or R$ 422 million refers to a 37% depreciation of the *real* against the U.S. dollar over the quarter. From January to September 2002, net financial expenses totaled R$ 975 million, 71% or R$ 689 million of which refers to the 68% variation in exchange rate in the period.

Gross debt rose from R$ 2,526 million in December 2001 to R$ 3,215 million in September 2002. Thirty-one per cent (31%) of this amount consists of long-term contracts with terms to maturity extending to the year 2009. Foreign currency debts represent 67% of the Company's total indebtedness, 63% of which refer to trade finance.

Net debt ended 3Q02 at R$ 3,118 million, accounting for 81% of total capitalization (*versus* 65% in 3Q01).

Net Result

Net losses over the quarter totaled R$ 386 million (R$ 609 million from January to September 2002), mainly on account of a negative result of R$ 561 million in 3Q02 (accumulating R$ 975 million over the period) brought about by 37% currency depreciation over the quarter (68% nine months 2002).

Business Performance


Volume
Jan/Sep'02
Newsprint 6%
Sacks/ Envelopes 6%
Market Pulp 11%
Corrugated Boxes 28%
Tissue 8%
Others 1%
Printing/ Writing 1%
Packaging Paper 33%
Dissolving Pulp 6%

(*) Sales volume figures do not include wood


Net Revenue
Jan/Sep'02
Newsprint 4%
Sacks/ Envelopes 8%
Market Pulp 9%
Corrugated Boxes 22%
Others 2%
Tissue 17%
Printing/ Writing 2%
Wood 6%
Dissolving Pulp 5%
Packaging Paper 25%

(*) Net Revenue consolidated 100%
Net revenue does include wood

08.01 – COMMENTS ON THE CONSOLIDATED COMPANY'S PERFORMANCE FOR THE QUARTER ENDED SEPTEMBER 30, 2002

Packaging Paper – Sales volume rose 34% to 161 thousand tons in 3Q02, totaling 446 thousand tons from January to September 2002, a 14% increase compared to the same period in the previous year.

Net revenue grew 44% to R$ 210 million, benefiting from a recovery in international kraftliner prices and depreciation of the *real*.

From January to September 2002, this business segment accounted for 33% of Klabin's sales volume and 25% of net revenue.

The highlight in 3Q02 was the installation of a third coater in machine 7 at Monte Alegre (PR), which enhanced the quality of Klabin's coated cardboard products, thus allowing the Company to start exporting carrier board (multipack) to the United States.

Corrugated Boxes – The satisfactory performance of corrugated boxes sales in 3Q02 can be mainly attributed to a recovery in price levels. Sales volume improved 3% to 128 thousand tons, while net revenue grew 13% to R$ 168 million. With the end of the tobacco season, business in the local market was mainly spurred by corrugated boxes sales to fruit growers in the northeast. From January to September 2002, this segment accounted for 28% and 22% of Klabin's sales volume and net revenue, respectively.

Multiwall bags – Exports exceeded the Company's expectations for the quarter, with a record volume of 12 million multiwall bags shipped abroad, mainly to the United States and other Latin American countries. Although the international market for cement remains stable, Klabin has been able to sell increasingly larger volumes to key producers thanks to its competitiveness in terms of cost and quality.

Sales advanced 7% to 31 thousand tons in 3Q02, while net revenue improved 23% to R$ 168 million. From January to September 2002, this segment contributed with 6% to the Company's sales volume and 8% to its net revenue.

Market pulp – International market pulp prices have leveled out at US$ 510/t. Sales volume in 3Q02 slipped 17% to 55 thousand tons as compared to 3Q01. This decline can be attributed to a higher volume of intercompany transactions to the Paper and Tissue Paper Business Units (23 thousand tons). Net revenue totaled R$ 88 million, rising 44% against 3Q01. This business segment accounted for 11% of Klabin's sales volume and 9% of its net revenue from January to September 2002.

Dissolving Pulp – Sales volume in 3Q02 dropped 17% to 24 thousand tons. Net revenue amounted to R$ 37 million, with a 20% decline from the same period in the previous year. From January to September 2002, the dissolving pulp business represented 6% and 5% of the Company's sales volume and net revenue, respectively.

Tissue – Klabin's operating performance in this segment remained positive throughout 3Q02, with improvements in revenue and market share. Local currency depreciation allowed the Company to export jumbo rolls.

In the domestic market, an increase in pulp prices exerted pressure on tissue paper production costs, thus resulting in price increases.

In terms of technological innovation, the highlight in 3Q02 was the double softness Neve toilet paper, available in four versions. Sales volume reached 40 thousand tons, generating net revenue of R$ 132 million, i.e. 12% and 22% superior to the figures attained in 3Q01, respectively. From January to September 2002, this business segment accounted for 8% of the Company's sales volume and 17% of its net revenue.

Newsprint – Benefited by the increased press runs of local newspapers, the segment's performance confirmed the forecasts concerning its recovery. Sales volume grew 22% to 28 thousand tons in 3Q02. Although prices remain lower compared to 2001, net revenue rose 6% to R$ 34 million. From January to September 2002, newsprint sales contributed with 6% and 4% to Klabin's sales volume and net revenue, respectively.

08.01 - COMMENTS ON THE CONSOLIDATED COMPANY'S PERFORMANCE FOR THE QUARTER ENDED SEPTEMBER 30, 2002

Printing and Writing Paper – Sales volume dropped 22% to 7 thousand tons in 3Q02, while net revenue declined 13% to R$ 14 million. *From January to September 2002, printing and writing paper sales represented 1% of the Company's sales volume and 2% of its net* revenue.

Wood – Sales volume grew 62% to 683 thousand tons of eucalyptus and pinus logs, while net revenue jumped 104% to R$ 53 million. From January to September 2002, this segment posted accumulated net revenue of R$ 125 million, i.e. 6% of Klabin's net revenue.

Sales by market – Export volumes improved 19% in 3Q02 and 11% from January to September 2002, totaling 197 thousand tons and 548 thousand tons, respectively. The share of exports in sales volume increased from 38% in the first nine months of 2001 to 40% over the same period in 2002. The share of exports in net revenue rose from 31% to 35% over the period, in line with the Company's strategy.

Sales Volume by Market


40%
38%
60%
62%
Jan/Sep'02
Jan/Sep'01
Domestic Market
Exports

Net Revenue by Market


35%
31%
65%
69%
Jan/Sep'02
Jan/Sep'01
Domestic Market
Exports

Capital Expenditures

With the accomplishment of Klabin's expansion project at Guaíba (RS), capital expenditures were restricted to R$ 46 million in 3Q02.

Disbursements over the quarter for expansion and upgrading projects totaled R$ 18 million. Special attention was paid to Klabin Kimberly's tissue paper recycling plant at Correia Pinto (SC), which received investments worth R$ 11 million in 3Q02. Altogether, R$ 28 million was invested in the preventive maintenance of industrial units.

From January to September 2002, capital expenditures amounted to R$ 146 million, R$ 41 million of which refer to the expansion of Klabin's market pulp production at Guaíba (RS), R$ 21 million to the third coater for machine 7 at Monte Alegre (PR), and R$ 15 million to investments in the Klabin Kimberly's recycling plant at Correia Pinto (SC). The remaining R$ 69 million was invested in other projects and in the preventive maintenance of industrial units.

08.01 - COMMENTS ON THE CONSOLIDATED COMPANY'S PERFORMANCE FOR THE QUARTER ENDED SEPTEMBER 30, 2002

Net Revenue Breakdown

Note 1: The sales volume above considers 100% of the sales of Klabin Kimberly S.A., KCK Tissue S.A. and Norske Skog Klabin Comércio e Indústria Ltda.

	3Q02	3Q01	Change
Sales Volume (tons)	**479,980**	**436,651**	**10%**
Exports	196,764	165,855	19%
Domestic Market	283,216	270,796	5%
Net Revenue (R$ 000)	**772,022**	**588,057**	**31%**
Exports	304,715	183,211	66%
Domestic Market	467,307	404,846	15%

KCK Tissue S.A. and Norske Skog Klabin Comércio e Indústria Ltda.

Note 2: Net Revenue is stated in (R$) according to Brazilian Corporate Law.

Note 3: Sales volume figures do not include wood. Net revenue does include wood.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR) 9/30/2002
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited
Corporate Legislation

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

09.01 – INVESTMENTS IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1-ITEM	2-COMPANY NAME	3 - CNPJ	4 – CLASSIFICATION	5 - % OF NET EQUITY OF THE INVESTEE	6 - % OF NET EQUITY OF THE INVESTOR
7 – TYPE OF COMPANY		8 – NUMBER OF SHARES FOR THE QUARTER Thousands		9 – NUMBER OF SHARES IN THE PRIOR QUARTER Thousands	
01	KLABIN BACELL S.A.	69.037.133/0001-39	Unlisted subsidiary company	81.71	39.35
Commercial, industrial, and other		2,965,362,140		0	
02	KLABIN KIMBERLY S.A.	02.290.277/0001-21	Unlisted subsidiary company	50.00	18.40
Commercial, industrial, and other		7,728,608		0	
03	KLABIN RIOCELL LIMITED	. . / -	Unlisted subsidiary company	99.90	10.80
Commercial, industrial, and other		99		99	
04	MIRCA LIMITED	. . / -	Unlisted subsidiary company	100.00	10.54
Commercial, industrial, and other		18,200,001		0	

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR) 9/30/2002
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited
Corporate Legislation

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURES ISSUES

1 – ITEM	01
2 – ORDER NUMBER	3
3 – CVM REGISTRATION NUMBER	CVM/SRE/DEB – 199/063
4 – DATE OF REGISTRATION WITH CVM	11/9/1999
5 – SERIES ISSUED	SINGLE
6 – TYPE OF ISSUE	SINGLE
7 – NATURE OF ISSUE	PUBLIC
8 – ISSUE DATE	11/1/1999
9 – DUE DATE	11/1/2004
10 – TYPE OF DEBENTURE	NO PREFERENCE
11 – REMUNERATION CONDITIONS	103.5% of the CDI rate
12 – PREMIUM/DISCOUNT	
13 – NOMINAL VALUE (reais)	10,000.00
14 – AMOUNT ISSUED (Thousands of reais)	150,000
15 – DEBENTURES ISSUED (units)	15,000
16 – OUTSTANDING DEBENTURES (units)	11,530
17 – TREASURY DEBENTURES (units)	3,470
18 – REDEEMED DEBENTURES (units)	0
19 – CONVERTED DEBENTURES (units)	0
20 – DEBENTURES TO PLACE (units)	0
21 – DATE OF LAST RENEGOTIATION	1/11/2000
22 – DATE OF NEXT EVENT	11/1/2002

15.01 – INVESTMENT PROJECTS

During the third quarter of 2002, Klabin S.A. and subsidiaries invested R$ 46.3 million.

Klabin S.A.

Invested R$ 28 million in its operating divisions. These funds were used for normal replacements and in the following major projects:

- Guaíba – RS unit expansion project
- Installation of the 3rd coater at the MP7 of the Telêmaco Borba-PR unit
- Purchase of forests

Klabin Kimberly S.A. (jointly-controlled subsidiary)

Invested R$ 15 million in various assets and replacements and in the construction of a Recycling Facility at the Correia Pinto-SC Unit.

Klabin Bacell S.A.

Invested R$ 2.6 million in various assets and replacements.

KCK Tissue S.A. (jointly-controlled company)

Invested R$ 0.6 million in various assets.

Klabin Argentina S.A.

Invested R$ 0.1 million in various assets.

01265-3	KLABIN S.A.	89.637.490/0001-45

17.01 – REPORT ON THE SPECIAL REVIEW – WITH EXCEPTION

October 30, 2002

To the Board of Directors and Stockholders
Klabin S.A.

1 We have carried out limited reviews of the Quarterly Information (ITR) of Klabin S.A. (formerly Klabin Riocell S.A.) for the quarters ended September 30, 2002 and 2001 and June 30, 2002. This information is the responsibility of Company management. The reviews of the accounting information for the quarter and nine-month period ended September 30, 2002, relating to the jointly-controlled companies Klabin Kimberly S.A. and KCK Tissue S.A., the investments in which are stated on the equity method of accounting, were conducted by other independent accountants. Our report, insofar as it relates to the amounts of these investments at September 30, 2002, of R$ 125,321 thousand (Klabin Kimberly S.A.) and of R$ 16,263 thousand (profit - KCK Tissue S.A.), and the losses arising therefrom for the nine-month period then ended, of R$ 9,966 thousand (Loss - Klabin Kimberly S.A.) and of R$ 7,377 thousand (Profit - KCK Tissue S.A.), is based solely on the reports of the other independent accountants.

2 Our reviews were carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON) in conjunction with the Federal Accounting Council (CFC) and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

3 As mentioned in Note 10(h), Klabin S.A. has not complied with certain financial covenants included in its loan contracts.

4 Based on our limited reviews and on the reports of other independent accountants, except for the possible effects of the matter mentioned in paragraph 3 above, we are not aware of any significant adjustments which should be made to the quarterly information referred to in paragraph 1 in order that such information be stated in conformity with accounting principles determined by Brazilian corporate legislation applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

5 During the year ended December 31, 2001, as part of the corporate restructuring of the Klabin group companies, various mergers were carried out which significantly altered the financial position of Klabin S.A. and affected the comparability of the accounting information included in the statements of operations for the quarters ended September 30, 2002 and 2001. Explanations and information to facilitate an understanding of this process and its implications on the consolidated financial statements of the Klabin group companies are included in Notes 1 and 2 to the quarterly information.

17.01 - REPORT ON THE SPECIAL REVIEW - WITH EXCEPTION

6 Klabin S.A. and its subsidiaries have investments in companies located in Argentina and accounts receivable from customers in that country, whose consolidated balances at September 30, 2002 totaled R$ 49,990 thousand and R$ 83,303 thousand, respectively, as well as loans denominated in foreign currency in that country, totaling R$ 28,396 thousand. As mentioned in Note 11 to the quarterly information, it is impracticable in the current circumstances to determine the possible effects on the company's business, on the realization of its assets or on the payment of its loans, which may result from the recent economic measures adopted by the Government of Argentina.

7 Management's plans to comply with its short-term financial obligations, to extend the maturities of debt and to strengthen its working capital are mentioned in Note 10(g). In view of the matters mentioned in Notes 10(g) and (h) and considering the need for stabilizing its financial position, the company's ability to continue as a going concern depends on a successful implementation of these plans. The Quarterly Information referred to in paragraph 1 above was prepared in accordance with accounting principles applicable to companies operating as a going concern. The financial statements do not include any adjustments that might result from the uncertainties regarding the outcome of management's plans.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Cesar Estevão Netto
Partner
Contador CRC 1RJ026365/T-6 "T" SP 002331

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

SUBSIDIARY/ASSOCAITED COMPANY

1 - COMPANY NAME
KLABIN BACELL S.A.

18.01 – STATEMENT OF OPERATIONS OF THE SUBSIDIARY/ASSOCIATED COMPANY (R$ thousands)

1 – CODE	2 - DESCRIPTION	3- 7/1/2002 to 9/30/2002	4 – 1/1/2002 to 9/30/2002	5- 7/1/2001 to 9/30/2001	6 – 1/1/2001 to 9/30/2001
3.01	Gross sales and/or service revenues	34,351	98,435	0	0
3.02	Deductions	(1,021)	(3,962)	0	0
3.03	Net sales and/or service revenues	33,330	94,473	0	0
3.04	Cost of sales and/or services rendered	(20,390)	(70,135)	0	0
3.05	Gross profit	12,940	24,338	0	0
3.06	Operating (expenses) income	(3,246)	(9,804)	0	0
3.06.01	Selling	(687)	(3,840)	0	0
3.06.02	General and administrative	(1,489)	(2,906)	0	0
3.06.03	Financial, net	(1,070)	(3,058)	0	0
3.06.03.01	Financial income	140	353	0	0
3.06.03.02	Financial expenses	(1,210)	(3,411)	0	0
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in the earnings of subsidiaries	0	0	0	0
3.07	Operating profit (loss)	9,694	14,534	0	0
3.08	Non-operating income (expenses), net	2	(339)	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	2	(339)	0	0
3.09	Income before taxes and participations	9,696	14,195	0	0
3.10	Income tax and social contribution	(3,377)	(5,242)	0	0
3.11	Deferred income tax	0	0	0	0
3.12	Statutory participations and contributions	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Net income (loss) for the period	6,319	8,953	0	0
	Number of shares (units), ex-treasury stock	3,629,082,578	3,629,082,578	0	0
	Net income per share	0.00174	0.00247	0.00000	0.00000
	Loss per share				

01265-3	KLABIN S.A.	89.637.490/0001-45

18.02 - COMMENTS ON PERFORMANCE OF SUBSIDIARY/AFFILIATED COMPANY

Subsidiary/affiliated company: KLABIN BACELL S.A.

For a better understanding of the performance of the Klabin companies, we present our comments on the consolidated results of operations for the period in section **08.01 – Comments on the consolidated performance during the quarter.**

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM) Unaudited
QUARTERLY INFORMATION (ITR) 9/30/2002 Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

SUBSIDIARY/ASSOCIATED COMPANY

1 - COMPANY NAME
KLABIN KIMBERLY S.A.

18.01 – CONSOLIDATED STATEMENT OF OPERATIONS OF THE SUBSIDIARY/ASSOCIATED COMPANY (R$ thousands)

1 - CODE	2 - DESCRIPTION	3- 7/1/2002 to 9/30/2002	4 – 1/1/2002 to 9/30/2002	5- 7/1/2001 to 9/30/2001	6 – 1/1/2001 to 9/30/2001
3.01	Gross sales and/or service revenues	141,566	376,780	0	0
3.02	Deductions	(22,486)	(61,428)	0	0
3.03	Net sales and/or service revenues	119,080	315,352	0	0
3.04	Cost of sales and/or services rendered	(79,096)	(209,944)	0	0
3.05	Gross profit	39,984	105,408	0	0
3.06	Operating (expenses) income	(45,234)	(129,872)	0	0
3.06.01	Selling	(31,728)	(85,000)	0	0
3.06.02	General and administrative	(4,874)	(14,830)	0	0
3.06.03	Financial, net	(5,790)	(11,814)	0	0
3.06.03.01	Financial income	6,664	10,032	0	0
3.06.03.02	Financial expenses	(12,454)	(21,846)	0	0
3.06.04	Other operating income	42	144	0	0
3.06.05	Other operating expenses	(2,884)	(18,372)	0	0
3.06.06	Equity in the earnings of subsidiaries	0	0	0	0
3.07	Operating profit (loss)	(5,250)	(24,464)	0	0
3.08	Non-operating income (expenses), net	(34)	(212)	0	0
3.08.01	Income	0	22	0	0
3.08.02	Expenses	(34)	(234)	0	0
3.09	Income (loss) before taxes and participations	(5,284)	(24,676)	0	0
3.10	Income tax and social contribution	(300)	4,704	0	0
3.11	Deferred income tax	0	0	0	0
3.12	Statutory participations and contributions	18	38	0	0
3.12.01	Participations	18	38	0	0
3.12.01.01	Minority interest	18	38	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Net income (loss) for the period	(5,566)	(19,934)	0	0
	Number of shares (units), ex-treasury stock	15,457,216	15,457,216		
	Net income per share			0.00000	0.00000
	Loss per share	(0.36009)	(1.28962)		

01265-3	KLABIN S.A.	89.637.490/0001-45

18.02 – COMMENTS ON PERFORMANCE OF SUBSIDIARY/AFFILIATED COMPANY

Subsidiary/affiliated company: KLABIN KIMBERLY S.A.

For a better understanding of the performance of the Klabin companies, we present our comments on the consolidated results of operations for the period in section **08.01 – Comments on the consolidated performance during the quarter.**

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

SUBSIDIARY/ASSOCIATED COMPANY

1 - COMPANY NAME
KLABIN RIOCELL LIMITED

18.01 – CONSOLIDATED STATEMENT OF OPERATIONS OF THE SUBSIDIARY/ASSOCIATED COMPANY (R$ thousands)

1 - CODE	2 - DESCRIPTION	3- 7/1/2002 to 9/30/2002	4 – 1/1/2002 to 9/30/2002	5- 7/1/2001 to 9/30/2001	6 - 1/1/2001 to 9/30/2001
3.01	Gross sales and/or service revenues	98,254	230,170	56,592	164,088
3.02	Deductions	0	0	0	0
3.03	Net sales and/or service revenues	98,254	230,170	56,592	164,088
3.04	Cost of sales and/or services rendered	(88,649)	(215,120)	(47,743)	(139,235)
3.05	Gross profit	9,605	15,050	8,849	24,853
3.06	Operating (expenses) income	(8,934)	(16,137)	(8,634)	(24,487)
3.06.01	Selling	(9,508)	(18,093)	(10,028)	(27,364)
3.06.02	General and administrative	(251)	(589)	0	0
3.06.03	Financial, net	(750)	(451)	138	(130)
3.06.03.01	Financial income	(144)	245	6,672	3,779
3.06.03.02	Financial expenses	(606)	(696)	(6,534)	(3,909)
3.06.04	Other operating income	2,996	2,996	1,256	3,007
3.06.05	Other operating expenses	(1,421)	0	0	0
3.06.06	Equity in the earnings of subsidiaries	0	0	0	0
3.07	Operating profit (loss)	671	(1,087)	215	366
3.08	Non-operating income (expenses), net	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income (loss) before taxes and participations	671	(1,087)	215	366
3.10	Income tax and social contribution	0	0	0	0
3.11	Deferred income tax	0	0	0	0
3.12	Statutory participations and contributions	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Net income (loss) for the period	671	(1,087)	215	366
	Number of shares (units), ex-treasury stock	100	100	100	100
	Net income per share	6,710.00000		2,150.00000	3,660.00000
	Loss per share		(10,870.00000)		

01265-3	KLABIN S.A.	89.637.490/0001-45

18.02 – COMMENTS ON PERFORMANCE OF SUBSIDIARY/AFFILIATED COMPANY

Subsidiary/affiliated company: KLABIN RIOCELL LIMITED

For a better understanding of the performance of the Klabin companies, we present our comments on the consolidated results of operations for the period in section **08.01 – Comments on the consolidated performance during the quarter.**

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR) 9/30/2002
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited
Corporate Legislation

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

SUBSIDIARY/ASSOCIATED COMPANY

1 – COMPANY NAME
MIRCA LIMITED

18.01 – CONSOLIDATED STATEMENT OF OPERATIONS OF THE SUBSIDIARY/ASSOCIATED COMPANY (R$ thousands)

1 - CODE	2 - DESCRIPTION	3- 7/1/2002 to 9/30/2002	4 - 1/1/2002 to 9/30/2002	5- 7/1/2001 to 9/30/2001	6 - 1/1/2001 to 9/30/2001
3.01	Gross sales and/or service revenues	0	0	0	0
3.02	Deductions	0	0	0	0
3.03	Net sales and/or service revenues	0	0	0	0
3.04	Cost of sales and/or services rendered	0	0	0	0
3.05	Gross profit	0	0	0	0
3.06	Operating (expenses) income	4,797	8,853	0	0
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	0	(6)	0	0
3.06.03	Financial, net	4,797	8,859	0	0
3.06.03.01	Financial income	4,779	11,591	0	0
3.06.03.02	Financial expenses	18	(2,732)	0	0
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in the earnings of subsidiaries	0	0	0	0
3.07	Operating profit (loss)	4,797	8,853	0	0
3.08	Non-operating income (expenses), net	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before taxes and participations	4,797	8,853	0	0
3.10	Income tax and social contribution	0	0	0	0
3.11	Deferred income tax	0	0	0	0
3.12	Statutory participations and contributions	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Net income (loss) for the period	4,797	8,853	0	0
	Number of shares (units), ex-treasury stock	18,200,001	18,200,001	0	0
	Net income per share	0.26357	0.48643	0.00000	0.00000
	Loss per share				

01265-3	KLABIN S.A.	89.637.490/0001-45

18.02 – COMMENTS ON PERFORMANCE OF SUBSIDIARY/AFFILIATED COMPANY

Subsidiary/affiliated company: MIRCA LIMITED

For a better understanding of the performance of the Klabin companies, we present our comments on the consolidated results of operations for the period in section **08.01 – Comments on the consolidated performance during the quarter.**